SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/10/13


1. NAME OF REPORTING PERSON
Bulldog Investors Funds, Bulldog Investors LLC (f/k/a
Brooklyn Capital Management, LLC), Phillip Goldstein,
Andrew Dakos, and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,153,122

8. SHARED VOTING POWER
1,099,553

9. SOLE DISPOSITIVE POWER
1,153,122
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,099,553

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,252,675

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
10.55%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed february 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Letter sent to Company's Secretary. See  attached Exhibit A


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on October 30, 2012 there were 21,356,023 shares of common stock outstanding as of 08/30/2012 The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of July 10, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,252,675 shares of CSP (representing 10.55% of CSP's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 2,252,675 shares of CSP include 1,153,122 shares (representing 5.40% of CSP's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). The Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,252,675 shares of CSP beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,099,553 shares (representing 5.15% of CSP's outstanding shares).


c) During the last 60 days no shares of CSP were purchased or sold.




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A
Agreement to joint file. See exhibit B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/10/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Exhibit A:

Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com


June 26, 2013

Richard J. Ertel
Secretary
American Strategic Income Portfolio Inc. III
800 Nicollet Mall
Minneapolis, Minnesota 55402

Dear Mr. Ertel:

	Full Value Partners L.P. is the beneficial owner of shares American Strategic Income Portfolio Inc. III (the "Fund") valued in excess of $2,000 and has held these shares for more than 12 months. We intend to continue to hold our shares through the next meeting of stockholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

RESOLVED: It is recommended that shareholders be afforded an opportunity to realize a price at close to Fund's net asset value for their shares.

SUPPORTING STATEMENT

As of June 26, 2013, the Fund's shares closed at $6.73, a discount of 14.4% from their net asset value of $7.86 per share. Over the past five years, the average discount has been greater than 13%. We believe shareholders should now be afforded an opportunity to realize NAV for their shares. There are a number of ways to achieve this objective including converting the Fund to an open-end fund which would allow daily redemptions, or to an interval fund which would conduct periodic self-tender offers at or close to NAV.

If you would like to be able to sell your shares at or close to NAV rather than at a double-digit discount, please vote in favor of this proposal.

							Very truly yours,

							/S/Phillip Goldstein

							Phillip Goldstein
							Principal

Exhibt B:

			Agreement to Make Joint Filing

   Agreement made as of the 10th day of July, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

   WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

   WHEREAS, in connection with certain holdings of American Strategic Income Portfolio Inc. III (CSP), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of CSP;

   NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By: /s/ Phillip Goldstein 	By: /s/ Andrew Dakos
	Phillip Goldstein	        Andrew Dakos


	BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	       By: /s/Andrew Dakos
	Steven Samuels	              Andrew Dakos, Member